Silver Elephant Announces Delay In Financial Filings For
the 15 months Ended March 31, 2023 and Cease Trade
Order

Vancouver, British Columbia, July 7, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2N) advises that it is delayed in filing the Company's annual financial statements for the 15 months ended, March 31, 2023, the corresponding management's discussion and analysis, the annual information form, and the related officer certifications of the annual filings for the 15 months ended March 31, 2023 (collectively, the "2023 Annual Financial Filings") with a filing deadline of June 29, 2023 (the "Filing Deadline"). As a result, the Company has received a cease trade order (the "CTO") from the British Columbia Securities Commission.

The Company is diligently working with its auditors to finalize the 2023 Annual Financial Filings, which the Company expects to be completed soon. Once the 2023 Annual Financial Filings are filed, the Company will seek to have the CTO revoked.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company, with its flagship Pulacayo silver project in Bolivia.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
CEO

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this or other news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "targets", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's forward-looking statements. Silver Elephant believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.